Exhibit 99.1

Crescent Point Announces Annual General Meeting Results

CALGARY, AB, May 19, 2022 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) and (NYSE: CPG) held its Annual General Meeting of Shareholders ("the meeting") on May 19, 2022.

During the regular business proceedings at the meeting, shareholders elected all director nominees to the Board of Directors of the Company (the "Board") and approved all other items of business brought before the meeting. Voting results for all resolutions and advisory votes are below.

1.         Fixing the Number of Directors

The appointment of ten Board members for the ensuing year was approved. Votes were received as follows:

Votes For	Percent	Against	Percent
247,177,526	99.55%	1,117,032	0.45%

2.         Election of Directors

The ten director nominees were elected. Votes were received as follows:

Nominee	Votes For	Percent	Withheld	Percent
Barbara Munroe	243,769,294	98.17%	4,553,912	1.83%
Craig Bryksa	245,646,120	98.92%	2,677,086	1.08%
James E. Craddock	236,741,110	95.34%	11,582,096	4.66%
John P. Dielwart	211,879,892	85.32%	36,443,314	14.68%
Ted Goldthorpe	134,363,825	54.11%	113,959,381	45.89%
Mike Jackson	243,781,483	98.17%	4,541,723	1.83%
Jennifer F. Koury	242,740,823	97.75%	5,582,383	2.25%
François Langlois	244,481,850	98.45%	3,841,356	1.55%
Myron M. Stadnyk	245,538,738	98.88%	2,784,468	1.12%
Mindy Wight	244,677,557	98.53%	3,645,649	1.47%

The voting results for Mr. Ted Goldthorpe may be in response to the proxy advisory firm Institutional Shareholder Services' ("ISS") recommendation that shareholders withhold from voting for Mr. Goldthorpe due to their assessment of overboarding. In contrast, the proxy advisory firm Glass Lewis recommended shareholders vote in favour of Mr. Goldthorpe's election. Crescent Point believes in engaging with its shareholders and responding to their feedback. As such, the Company's Corporate Governance and Nominating Committee and Mr. Goldthorpe will work together to address these concerns. Mr. Goldthorpe is an independent director who brings extensive experience and knowledge to Crescent Point's Board.

3.         Appointment of Auditors

The appointment of PricewaterhouseCoopers LLP as Crescent Point's auditor was approved. Votes were received as follows:

Votes For	Percent	Withheld	Percent
247,438,451	94.31%	14,930,668	5.69%

4.         Advisory Vote on Executive Compensation

The advisory vote to accept the Company's approach to executive compensation was supported by shareholders. Votes were received as follows:

Votes For	Percent	Against	Percent
238,481,252	96.05%	9,813,303	3.95%

The biographies of Crescent Point's Board members, details about its environmental, social and governance ("ESG") practices and a recorded webcast from the meeting earlier today are available on www.crescentpointenergy.com. The full terms of each resolution voted on at the meeting can be found in the Company's latest information circular, which is also available on Crescent Point's website.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:
Shant Madian, Vice President, Capital Markets, or
Sarfraz Somani, Manager, Investor Relations
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG

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SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2022/19/c1692.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 16:45e 19-MAY-22